ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

29th October, 2004

The Secretary
National Stock Exchange
of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Unaudited Financial Results (Provisional) for the Quarter and Half-Year ended 30th September, 2004

Further to our letter dated 29th October, 2004 forwarding the Unaudited Financial Results (Provisional) of the Company for the Quarter and Half-Year ended 30th September, 2004, we now enclose a copy of the Press Release issued by the Company on the subject.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

Encl. as above.

dlw 11/3

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

From : S H Venkatramani
Head – Corporate Communications

Financial Results for the Quarter ended 30th September, 2004

Net Sales up 13.1%
Post-tax profit up 13.5 %

ITC's post-tax profit for the Quarter ended 30th September, 2004 at Rs. 485.69 crores recorded a growth of 13.5% while pre-tax profit grew 10.2 % to Rs. 687.54 crores. Earnings per share for the Quarter stood at Rs. 19.56.

The Company's Net Turnover at Rs. 1737.85 crores registered a robust growth of 13.1% on the back of growth in Cigarette sales, ramp up of new FMCG businesses and improved performance of the Hotels and Paperboards, Paper & Packaging segments.

FMCG- Cigarettes

The Cigarette industry continued to operate in a challenging environment in the wake of the implementation of the 'Cigarettes and Other Tobacco Products (Prohibition of Advertisement and Regulation of Trade and Commerce, Production, Supply and Distribution) Act, 2003' (COTPA), imposition of 2 % education cess on excise duties and the continuing increase in state level taxes.

The Company's continued focus on world class quality enabled it to sustain its leadership position in the industry. Market buoyancy and consumer preference for the Company's brands enabled posting good revenue growth during the quarter.

In keeping with its strategy of providing superior value for the consumer, the Company introduced a new packaging format for select brands in the 70-mm category. **'Insignia'**, is now available in Mumbai, Delhi, Kolkata and Bangalore in a unique round corner pack while **'Silk Cut'** and **'Navy Cut'**, in the international new wave pack, are available in select markets.

FMCG- Others

Branded Packaged Foods

The Branded Packaged Foods business continued to scale up rapidly during the quarter. In the Biscuits category, the **'Sunfeast'** range made impressive gains in launch markets. Product range was further enhanced with the launch of 3 new cream variants (Pineapple, Coconut & Strawberry). The business is in the process of establishing outsourced &

...2/-

distributed manufacturing capacities to garner rapid volume growth in this category. **'Aashirvaad Atta'** continued to gain increasing consumer acceptance, consolidating its position as the clear market leader amongst national branded players. **'Aashirvaad Pure Salt'** gained deeper penetration in the rural markets by leveraging the e-choupal network in MP and UP. In the Ready-to-Eat segment, the quarter saw the expansion of market coverage of **'Aashirvaad Multipurpose Cooking paste'** and the **'Aashirvaad ReadyMeals'** range.

Lifestyle Retailing

The vitality of the **'Wills Lifestyle'** range continues to be strengthened with the introduction of a large number of style and colour options in the **'Wills Classic'** and **'Wills Clublife'** categories. The business continues to reformulate its retail presence in keeping with the emerging retailing landscape in the country by establishing/relocating stores in high traffic Malls. The 'Wills' range is now available in 29 large format retail stores and 54 multi-brand outlets apart from the exclusive **'Wills Lifestyle Stores'**.

In the mid-market category, the **'John Players'** range was expanded with the introduction of 'casuals'. Efforts are also under way to strengthen the distribution of the brand especially in identified high traffic locations through improved presence in key multi-brand outlets and exclusive franchisee stores.

Outsourced manufacturing at the JIT facility was scaled up further with a view to servicing consumer preferences more effectively and to improve inventory management.

Greeting , Gifting & Stationery business

In the Greeting cards category, the 'Expressions Valued Customer' (EVC) scheme has been fine-tuned to incentivise sales performance, with around 270 outlets signing up for the modified scheme. The **'Expressions'** brand made impressive gains especially in major markets like Chennai, Hyderabad, Kolkata and Bangalore. Specialist distributor arrangements have also been established in several markets including Delhi and Mumbai. The business is also actively targetting the largely untapped Indian language segment. Product offering was significantly enhanced with the introduction of the premium **'Regalia'** range of greeting cards for connoisseurs who value personalised greetings. Market response has been encouraging for the company's **'Classmate'** and **'Expressions Paperkraft'** range of stationery products. Efforts are also under way to develop suitable products aimed at the mass-market segment.

Safety Matches

The business continues to make impressive gains in sales volumes and market standing with **'AIM'** emerging as the world's largest selling Safety Matches brand. The business launched **'AIM Premium'** and **'Mangaldeep Special'** in key markets in line with its strategy of growing its share in the value-added segment.

ITC continues to extend technical and management support to manufacturers in the small & medium scale sectors to help them achieve superior product quality and processes.

Agarbattis

ITC's foray into the marketing of incense sticks is yet another manifestation of its philosophy of partnering with small and medium enterprises to help them raise their quality and process standards. The business' products under the **'Mangaldeep'** brand in a unique 'fragrance locked' packaging format is rapidly gaining consumer franchise across markets.

Hotels

Segment revenues grew by 21% over the same period last year on the back of improved room realisations and occupancies across locations. Construction of the Company's second hotel in Mumbai, 'ITC Grand Central', is progressing on schedule with the commercial launch now expected by the end of 2004. A renovation and product upgradation programme is nearing completion at the ITC Maurya Sheraton, New Delhi towards raising the already high quality standards of this hotel.

Paperboards, Specialty Paper & Packaging

Sales of value added products grew 27% over the same period last year, further enriching the product mix. These products now comprise 55% of paperboard sales. Significant progress was also made during the quarter towards capacity expansion in the recycled segment with the scaling up of production at the Kovai unit in Tamil Nadu. Capacity in this segment will be further augmented with the 75000 TPA project at Bhadrachalam, Andhra Pradesh which is fast nearing completion.

The Company's Elemental Chlorine Free (ECF) pulp mill is the only one of its kind in the country meeting world-class environmental standards – a testimony to ITC's commitment to the concept of triple bottom line. With increasing awareness of hygiene and safety among Indian consumers, industries like foods and pharmaceuticals are progressively switching to ECF pulp-based paperboard.

Recent investments in state-of-the-art technology in the packaging business have begun delivering substantial savings to the ITC system through in-house manufacture of high-end packaging products.

...4/-

Agri business

The e-choupal network was further ramped up to 4700 installations, reaching out to nearly 2.8 million farmers in the states of Madhya Pradesh, Uttar Pradesh, Maharashtra, Rajasthan, Karnataka and Andhra Pradesh.

The Company's first rural mall, christened **'Choupal Sagar'**, was inaugurated in August 2004 at Sehore, MP and has met with encouraging response. Such malls, in synergistic combination with the e-choupal network would serve as the core infrastructure to support ITC's rural distribution strategy.

The Board of Directors, at its meeting held in Kolkata on 29th October, 2004 approved the financial results for the quarter ended 30th September, 2004, which are enclosed.

October 29, 2004

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

29th October, 2004

The Secretary
National Stock Exchange
of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Unaudited Financial Results (Provisional) for the Quarter and Half-Year ended 30th September, 2004

In terms of Clause 41 of the Listing Agreement, we enclose a copy of the Unaudited Financial Results (Provisional) of the Company, alongwith a statement providing details of Segment-wise Revenue, Results and Capital Employed, for the Quarter and Half-Year ended 30th September, 2004, approved at the meeting of the Board of Directors of the Company held on 29th October, 2004.

A copy of the 'Limited Review' Report of the Auditors of the Company in respect of Quarter and Half-Year ended 30th September, 2004, is also enclosed.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

Encl. as above.

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

Unaudited Financial Results (Provisional) for the Quarter and Half year ended 30th September, 2004

(Rs. in Crores)

		Quarter ended 30.09.2004	Quarter ended 30.09.2003	Half Year ended 30.09.2004	Half Year ended 30.09.2003	Twelve months ended 31.03.2004
GROSS INCOME		3288.89	2925.67	6582.93	5738.34	12039.92
NET SALES TURNOVER	(1)	1737.85	1536.25	3512.81	2965.10	6470.44
OTHER INCOME	(2)	69.89	69.83	127.65	126.88	224.88
NET INCOME (1+2)		1807.74	1606.08	3640.46	3091.98	6695.32
Less:						
TOTAL EXPENDITURE	(3)	1039.91	918.15	2117.29	1735.04	4109.85
a) (Increase) / decrease in stock-in-trade		63.77	48.99	(39.33)	(88.75)	(189.45)
b) Consumption of raw materials, etc.		544.08	476.48	1281.44	1063.14	2572.78
c) Staff cost		96.30	91.32	196.98	185.04	416.48
d) Other expenditure		335.76	301.36	678.20	575.61	1310.04
INTEREST (Net)	(4)	10.02	3.98	22.94	9.44	24.79
DEPRECIATION	(5)	70.27	59.90	138.18	119.31	241.62
PROFIT BEFORE TAX (1+2-3-4-5)	(6)	687.54	624.05	1362.05	1228.19	2319.06
Less:						
PROVISION FOR TAXATION (Including prior year adjustments)	(7)	201.85	196.18	414.37	403.10	726.21
NET PROFIT (6-7)	(8)	485.69	427.87	947.68	825.09	1592.85
PAID UP EQUITY SHARE CAPITAL	(9)	247.92	247.52	247.92	247.52	247.68
(Ordinary shares of Rs. 10/- each)						
RESERVES EXCLUDING REVALUATION RESERVES	(10)	-	-	-	-	6101.54
EARNING PER SHARE (Basic) (Rs.)	(11)	19.61	17.29	38.25	33.33	64.34
EARNING PER SHARE (Diluted) (Rs.)		19.56	17.29	38.17	33.33	64.22
AGGREGATE OF NON-PROMOTER SHAREHOLDING	(12)					
- NUMBER OF SHARES		247924902	247520717	247924902	247520717	247678851
- PERCENTAGE OF SHAREHOLDING		100	100	100	100	100

Notes :

(i) The above results were reviewed by the Audit Committee and approved at the meeting of the Board of Directors of the Company held on 29th October, 2004.

(ii) Figures for the previous year have been re-arranged wherever necessary.

(iii) Gross Income comprises Segment Revenue and Other Income.

(iv) During the quarter, 7 Investor complaints were received, which were promptly attended to by the Company. No complaints were pending either at the beginning or at the end of the quarter.

(v) During the quarter, 2,46,051 Ordinary Shares of Rs. 10/- each were issued and allotted under the ITC Employee Stock Option Scheme. Consequenly, the issued and paid up share capital of the Company stands increased to Rs. 247,92,49,020/-.

(vi) The Board of Directors of the Company at its meeting held on 25th August, 2004 approved a Scheme of Amalgamation of its subsidiaries ITC Hotels Limited (ITCHL) and Ansal Hotels Limited (AHL) with the Company, with effect from 1st April, 2004, subject to the approvals of the members of the Company, the Hon'ble High Courts at Calcutta and New Delhi and other approvals as necessary. On the Scheme becoming effective, the Company shall issue and allot new Ordinary Shares in the following ratios :

- 3 (Three) Ordinary Shares of Rs. 10/- each (fully paid) of the Company for every 25 (Twenty Five) fully paid Equity Shares of Rs. 10/- each held in ITCHL.
- 1 (One) Ordinary Share of Rs. 10/- each (fully paid) of the Company for every 150 (One Hundred and Fifty) fully paid Equity Shares of Rs. 10/- each held in AHL.

The Hon'ble High Court at Calcutta has directed convening of a meeting of the members of the Company on 19th November, 2004 for this purpose. The Scheme has not been given effect to in these Results pending necessary approvals.

(vii) In the Appeals before the Hon'ble Supreme Court of India on the excise dispute relating to the period 1st March, 1983 to 28th February, 1987 in respect of the differential excise duty demand of Rs. 681.54 crores (part of the original demand by the Excise Authorities of Rs. 803 crores on the Company and its contract manufacturers), the Hon'ble Court on 10th September, 2004 pronounced its judgement in favour of the Company, setting aside the demand made by the Excise Authorities against the Company and dismissing the appeal of the Excise Authorities.

(viii) The above is as per Clause 41 of the Listing Agreement and does not take into account the other pending excise disputes.

Limited Review

The Limited Review, as required under Clause 41 of the Listing Agreement has been completed and the related Report forwarded to the Stock Exchanges. This Report does not have any impact on the above 'Results and Notes' for the Quarter and Half Year ended 30th September, 2004 which needs to be explained.

Registered Office :
Virginia House, 37 J.L. Nehru Road,
Kolkata 700 071, India
Dated : 29th October, 2004
Place : Kolkata, India

For and on behalf of the Board

Executive Director

Chairman

Segment-wise Revenue, Results and Capital Employed for the Quarter and Half Year ended 30th September, 2004

(Rs. in Crores)

	Quarter ended 30.09.2004	Quarter ended 30.09.2003	Half Year ended 30.09.2004	Half Year ended 30.09.2003	Twelve months ended 31.03.2004
1. Segment Revenue					
a) FMCG - Cigarettes	2541.21	2284.28	5079.49	4575.33	9230.27
- Others	131.94	74.89	237.16	126.55	304.16
Total FMCG	**2673.15**	**2359.17**	**5316.65**	**4701.88**	**9534.43**
b) Hotels	68.55	56.62	131.02	106.69	257.53
c) Agri Business	403.01	402.88	862.28	734.20	1708.77
d) Paperboards, Paper & Packaging	385.46	308.22	762.79	603.86	1253.29
Total	**3530.17**	**3126.89**	**7072.74**	**6146.63**	**12754.02**
Less : Inter-segment revenue	311.17	271.05	617.46	535.17	938.98
Gross sales / Income from operations	**3219.00**	**2855.84**	**6455.28**	**5611.46**	**11815.04**
2. Segment Results					
a) FMCG - Cigarettes	581.76	522.92	1166.98	1058.55	2033.34
- Others	(46.90)	(39.88)	(85.98)	(75.80)	(174.36)
Total FMCG	**534.86**	**483.04**	**1081.00**	**982.75**	**1858.98**
b) Hotels	9.44	1.53	17.03	2.39	32.51
c) Agri Business	47.56	43.55	73.13	67.40	89.80
d) Paperboards, Paper & Packaging	68.76	61.73	149.94	114.47	229.85
Total	**660.62**	**589.85**	**1321.10**	**1167.01**	**2211.14**
Less : i) Interest (Net)	10.02	3.98	22.94	9.44	24.79
ii) Other un-allocable expenditure net of un-allocable income	(36.94)	(38.18)	(63.89)	(70.62)	(132.71)
Total Profit Before Tax	**687.54**	**624.05**	**1362.05**	**1228.19**	**2319.06**
3. Capital Employed					
a) FMCG - Cigarettes *			1239.76	1274.51	1572.50
- Others			238.48	157.36	212.10
Total FMCG			**1478.24**	**1431.87**	**1784.60**
b) Hotels			992.50	966.71	977.69
c) Agri Business			495.08	316.50	476.90
d) Paperboards, Paper & Packaging			1578.77	1300.95	1468.88
Total Segment Capital Employed			**4544.59**	**4016.03**	**4708.07**

* Before considering provision of Rs. 1572 Crores (30.09.2003 - Rs. 1165 Crores) in respect of disputed State taxes, the levy / collection of which has been stayed.

Notes

(1) The Company's corporate strategy aims at creating multiple drivers of growth anchored on its core competencies.The Company is currently focused on four business groups : FMCG, Hotels, Paperboards, Paper & Packaging, and Agri Business. The Company's organisational structure and governance processes are designed to support effective management of multiple businesses while retaining focus on each one of them.

(2) The business groups comprise the following :

FMCG : Cigarettes	- Cigarettes & Smoking mixtures.
: Others	- Branded Garments, Greeting, Gifting & Stationery, Packaged Foods (Staples, Confectionery, Snack Foods, Ready to Eat Foods).
	- Agarbattis and Matches sourced from the small scale sector.
Hotels	- Hoteliering.
Paperboards, Paper & Packaging	- Paperboards, Paper including Specialty Paper & Packaging.
Agri Business	- Agri commodities such as rice, soya, wheat, coffee and leaf tobacco.

(3) Segment results of the new business activities namely 'FMCG : Others ' largely reflect start up and business development costs.

(4) In its Hotels business, the Company has been engaged in implementing its strategic investment plans to complete the ITC Welcomgroup chain. Capital employed of Rs. 993 Crores (30.09.2003- Rs. 967 Crores) includes Rs. 861 Crores (30.09.2003 - Rs. 835 Crores) relating to the recently opened hotels at Mumbai and Kolkata as well as capital work in progress in respect of the second hotel under construction in Mumbai.
The segment results are net of the depreciation charge of the newly opened hotels and the holding cost in respect of Hotel Searock which has been the subject matter of a prolonged legal dispute.

(5) The Company's Agri Business markets agri commodities in the export and domestic markets; supplies agri raw materials to the Branded Packaged Foods Business and sources leaf tobacco for the Cigarettes Business. The segment results for the half year are after absorbing costs relating to the expansion of the strategic e-choupal initiative.

(6) As at 30th September 2004, the total capital employed of the Company of Rs. 7372 Crores (30.09.2003 - Rs. 6191 Crores) included Rs. 767 Crores (30.09.2003 - Rs. 802 Crores) being legacy assets acquired by the Company as part and parcel of the schemes facilitating exit from the Financial Services and Edible Oil Businesses in 1997. The Company has since liquidated such legacy assets aggregating Rs. 228 Crores which has resulted in a cash inflow of Rs. 72 Crores with secured future inflow of Rs. 156 Crores in four equal annual instalments.

(7) Figures for the previous year have been recast to conform to current presentation.

Registered Office :
Virginia House, 37 J.L. Nehru Road,
Kolkata 700 071, India
Dated : 29th October, 2004
Place : Kolkata, India

For and on behalf of the Board

K. Vaidyanath

Executive Director

Chairman

A. F. FERGUSON & CO.
CHARTERED ACCOUNTANTS

APEEJAY HOUSE
5th FLOOR, BLOCK 'B'
15 PARK STREET
KOLKATA - 700 016

The Board of Directors
ITC Limited
Virginia House
37 J L Nehru Road
Kolkata 700 071.

Dear Sirs,

LIMITED REVIEW REPORT

1. We have reviewed the accompanying Statement of "Unaudited Financial Results (Provisional) for the Quarter and Half Year ended 30th September 2004" (the Statement) of ITC Limited prepared by the company pursuant to Clause 41 of the Listing Agreement with the stock exchanges in India, which has been initialled by us for identification purposes. This statement is the responsibility of the company's management and has been approved by the Board of Directors.

2. We conducted our limited review to obtain moderate assurance as to whether the information disclosed in the accompanying Statement is free of material misstatement. A limited review of interim financial information consists principally of applying analytical procedures to financial data and making enquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3. Based on the limited review conducted by us as aforesaid, nothing has come to our notice that causes us to believe that the accompanying Statement prepared in accordance with Accounting Standards and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For A.F. FERGUSON & CO.
Chartered Accountants

(M.S. Dharmadhikari)
(Partner)

Kolkata: 29th October, 2004

TELEPHONE : 22298817, 22299256 • FAX : (033) 22264182 • E-MAIL : affkol@vsnl.net
BANGALORE • CHENNAI • HYDERABAD • JAMSHEDPUR • MUMBAI • NEW DELHI • PUNE • VADODARA
MIDDLE EAST : DUBAI, U. A.E., MUSCAT, OMAN

ITC Limited

Unaudited Financial Results (Provisional) for the Quarter and Half year ended 30th September, 2004

(Rs. in Crores)

		Quarter ended 30.09.2004	Quarter ended 30.09.2003	Half Year ended 30.09.2004	Half Year ended 30.09.2003	Twelve months ended 31.03.2004
GROSS INCOME		3288.89	2925.67	6582.93	5738.34	12039.92
NET SALES TURNOVER	(1)	1737.85	1536.25	3512.81	2965.10	6470.44
OTHER INCOME	(2)	69.89	69.83	127.65	126.88	224.88
NET INCOME (1+2)		1807.74	1606.08	3640.46	3091.98	6695.32
Less:						
TOTAL EXPENDITURE	(3)	1039.91	918.15	2117.29	1735.04	4109.85
a) (Increase) / decrease in stock-in-trade		63.77	48.99	(39.33)	(88.75)	(189.45)
b) Consumption of raw materials, etc.		544.08	476.48	1281.44	1063.14	2572.78
c) Staff cost		96.30	91.32	196.98	185.04	416.48
d) Other expenditure		335.76	301.36	678.20	575.61	1310.04
INTEREST (Net)	(4)	10.02	3.98	22.94	9.44	24.79
DEPRECIATION	(5)	70.27	59.90	138.18	119.31	241.62
PROFIT BEFORE TAX (1+2-3-4-5)	(6)	687.54	624.05	1362.05	1228.19	2319.06
Less:						
PROVISION FOR TAXATION (Including prior year adjustments)	(7)	201.85	196.18	414.37	403.10	726.21
NET PROFIT (6-7)	(8)	485.69	427.87	947.68	825.09	1592.85
PAID UP EQUITY SHARE CAPITAL (Ordinary shares of Rs. 10/- each)	(9)	247.92	247.52	247.92	247.52	247.68
RESERVES EXCLUDING REVALUATION RESERVES	(10)	-	-	-	-	6101.54
EARNING PER SHARE (Basic) (Rs.)	(11)	19.61	17.29	38.25	33.33	64.34
EARNING PER SHARE (Diluted) (Rs.)		19.56	17.29	38.17	33.33	64.22
AGGREGATE OF NON-PROMOTER SHAREHOLDING	(12)					
- NUMBER OF SHARES		247924902	247520717	247924902	247520717	247678851
- PERCENTAGE OF SHAREHOLDING		100	100	100	100	100

Notes :

(i) The above results were reviewed by the Audit Committee and approved at the meeting of the Board of Directors of the Company held on 29th October, 2004.

(ii) Figures for the previous year have been re-arranged wherever necessary.

(iii) Gross Income comprises Segment Revenue and Other Income.

(iv) During the quarter, 7 Investor complaints were received, which were promptly attended to by the Company. No complaints were pending either at the beginning or at the end of the quarter.

(v) During the quarter, 2,46,051 Ordinary Shares of Rs. 10/- each were issued and allotted under the ITC Employee Stock Option Scheme. Consequenly, the issued and paid up share capital of the Company stands increased to Rs. 247,92,49,020/-.

(vi) The Board of Directors of the Company at its meeting held on 25th August, 2004 approved a Scheme of Amalgamation of its subsidiaries ITC Hotels Limited (ITCHL) and Ansal Hotels Limited (AHL) with the Company, with effect from 1st April, 2004, subject to the approvals of the members of the Company, the Hon'ble High Courts at Calcutta and New Delhi and other approvals as necessary. On the Scheme becoming effective, the Company shall issue and allot new Ordinary Shares in the following ratios :

- 3 (Three) Ordinary Shares of Rs. 10/- each (fully paid) of the Company for every 25 (Twenty Five) fully paid Equity Shares of Rs. 10/- each held in ITCHL.
- 1 (One) Ordinary Share of Rs. 10/- each (fully paid) of the Company for every 150 (One Hundred and Fifty) fully paid Equity Shares of Rs. 10/- each held in AHL.

The Hon'ble High Court at Calcutta has directed convening of a meeting of the members of the Company on 19th November, 2004 for this purpose. The Scheme has not been given effect to in these Results pending necessary approvals.

(vii) In the Appeals before the Hon'ble Supreme Court of India on the excise dispute relating to the period 1st March, 1983 to 28th February, 1987 in respect of the differential excise duty demand of Rs. 681.54 crores (part of the original demand by the Excise Authorities of Rs. 803 crores on the Company and its contract manufacturers), the Hon'ble Court on 10th September, 2004 pronounced its judgement in favour of the Company, setting aside the demand made by the Excise Authorities against the Company and dismissing the appeal of the Excise Authorities.

(viii) The above is as per Clause 41 of the Listing Agreement and does not take into account the other pending excise disputes.

Registered Office :
Virginia House, 37 J.L. Nehru Road,
Kolkata 700 071, India
Dated : 29th October, 2004
Place : Kolkata, India

For and on behalf of the Board

Executive Director

Chairman

Segment-wise Revenue, Results and Capital Employed for the Quarter and Half Year ended 30th September, 2004

(Rs. in Crores)

	Quarter ended 30.09.2004	Quarter ended 30.09.2003	Half Year ended 30.09.2004	Half Year ended 30.09.2003	Twelve months ended 31.03.2004
1. Segment Revenue					
a) FMCG - Cigarettes	2541.21	2284.28	5079.49	4575.33	9230.27
- Others	131.94	74.89	237.16	126.55	304.16
Total FMCG	**2673.15**	**2359.17**	**5316.65**	**4701.88**	**9534.43**
b) Hotels	68.55	56.62	131.02	106.69	257.53
c) Agri Business	403.01	402.88	862.28	734.20	1708.77
d) Paperboards, Paper & Packaging	385.46	308.22	762.79	603.86	1253.29
Total	**3530.17**	**3126.89**	**7072.74**	**6146.63**	**12754.02**
Less : Inter-segment revenue	311.17	271.05	617.46	535.17	938.98
Gross sales / Income from operations	**3219.00**	**2855.84**	**6455.28**	**5611.46**	**11815.04**
2. Segment Results					
a) FMCG - Cigarettes	581.76	522.92	1166.98	1058.55	2033.34
- Others	(46.90)	(39.88)	(85.98)	(75.80)	(174.36)
Total FMCG	**534.86**	**483.04**	**1081.00**	**982.75**	**1858.98**
b) Hotels	9.44	1.53	17.03	2.39	32.51
c) Agri Business	47.56	43.55	73.13	67.40	89.80
d) Paperboards, Paper & Packaging	68.76	61.73	149.94	114.47	229.85
Total	**660.62**	**589.85**	**1321.10**	**1167.01**	**2211.14**
Less : i) Interest (Net)	10.02	3.98	22.94	9.44	24.79
ii) Other un-allocable expenditure net of un-allocable income	(36.94)	(38.18)	(63.89)	(70.62)	(132.71)
Total Profit Before Tax	**687.54**	**624.05**	**1362.05**	**1228.19**	**2319.06**
3. Capital Employed					
a) FMCG - Cigarettes *			1239.76	1274.51	1572.50
- Others			238.48	157.36	212.10
Total FMCG			**1478.24**	**1431.87**	**1784.60**
b) Hotels			992.50	966.71	977.69
c) Agri Business			495.08	316.50	476.90
d) Paperboards, Paper & Packaging			1578.77	1300.95	1468.88
Total Segment Capital Employed			**4544.59**	**4016.03**	**4708.07**

* Before considering provision of Rs. 1572 Crores (30.09.2003 - Rs. 1165 Crores) in respect of disputed State taxes, the levy / collection of which has been stayed.

Notes

(1) The Company's corporate strategy aims at creating multiple drivers of growth anchored on its core competencies.The Company is currently focused on four business groups : FMCG, Hotels, Paperboards, Paper & Packaging, and Agri Business. The Company's organisational structure and governance processes are designed to support effective management of multiple businesses while retaining focus on each one of them.

(2) The business groups comprise the following :

FMCG : Cigarettes	- Cigarettes & Smoking mixtures.
: Others	- Branded Garments, Greeting, Gifting & Stationery, Packaged Foods (Staples, Confectionery, Snack Foods, Ready to Eat Foods).
	- Agarbattis and Matches sourced from the small scale sector.
Hotels	- Hoteliering.
Paperboards, Paper & Packaging	- Paperboards, Paper including Specialty Paper & Packaging.
Agri Business	- Agri commodities such as rice, soya, wheat, coffee and leaf tobacco.

(3) Segment results of the new business activities namely 'FMCG : Others' largely reflect start up and business development costs.

(4) In its Hotels business, the Company has been engaged in implementing its strategic investment plans to complete the ITC Welcomgroup chain. Capital employed of Rs. 993 Crores (30.09.2003- Rs. 967 Crores) includes Rs. 861 Crores (30.09.2003 - Rs. 835 Crores) relating to the recently opened hotels at Mumbai and Kolkata as well as capital work in progress in respect of the second hotel under construction in Mumbai.
The segment results are net of the depreciation charge of the newly opened hotels and the holding cost in respect of Hotel Searock which has been the subject matter of a prolonged legal dispute.

(5) The Company's Agri Business markets agri commodities in the export and domestic markets; supplies agri raw materials to the Branded Packaged Foods Business and sources leaf tobacco for the Cigarettes Business. The segment results for the half year are after absorbing costs relating to the expansion of the strategic e-choupal initiative.

(6) As at 30th September 2004, the total capital employed of the Company of Rs. 7372 Crores (30.09.2003 - Rs. 6191 Crores) included Rs. 767 Crores (30.09.2003 - Rs. 802 Crores) being legacy assets acquired by the Company as part and parcel of the schemes facilitating exit from the Financial Services and Edible Oil Businesses in 1997. The Company has since liquidated such legacy assets aggregating Rs. 228 Crores which has resulted in a cash inflow of Rs. 72 Crores with secured future inflow of Rs. 156 Crores in four equal annual instalments.

(7) Figures for the previous year have been recast to conform to current presentation.

Registered Office :
Virginia House, 37 J.L. Nehru Road,
Kolkata 700 071, India
Dated : 29th October, 2004
Place : Kolkata, India

For and on behalf of the Board

Executive Director   Chairman